SMIC Reports 2012 Second Quarter Results

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

SHANGHAI, Aug. 8, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2012.

First Quarter 2012 Highlights:
• Record-high quarterly revenue of $421.8 million in 2Q12, which was up by 26.8% from $332.7 million in 1Q12 and jumped by 19.7% year over year.
• Gross margin doubled to 24.1% in 2Q12 compared to 12.0% in 1Q12, primarily due to a higher utilization rate and continued improvements in manufacturing efficiency.
• Net cash flow from operations tripled to $109.4 million in 2Q12 from $35.8 million in 1Q12.
• Income attributable to Semiconductor Manufacturing International Corporation was $7.1 million in 2Q12, compared to a loss of $42.8 million in 1Q12.
• Diluted EPS was $0.01 per ADS.

Third Quarter 2012 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.
• Revenue is expected to increase between 4% and 6%.
• Gross margin is expected to range from 22% to 24%.
• Operating expenses excluding foreign exchange differences and government grants are expected to range from $93 million to $96 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, remarked, “I am very pleased to report solid second quarter results with revenue of US$421.8 million. This is a new sales record for SMIC with a quarter-over-quarter increase of 26.8% and growth of 19.7% over the same period last year.  We have a positive operating profit and a net profit of US$7.1 million. SMIC has benefited from strong customer demand across the board and in particular an 87% quarter-to-quarter increase in our 65/55nm revenue.  We are also experiencing a strong demand increase for our specialty processes, including power management ICs, EEPROM, and others.  As a result, the overall revenue growth exceeded our original guidance.

“We are enjoying good overall fab utilization as a result of industry demand improvement and our internal efforts. The second quarter overall utilization was 95%, as compared to 74% in the first quarter.

“Our China revenue continues to grow along with China’s semiconductor market. In the second quarter of 2012, our China revenue grew 28% quarter-over-quarter, equivalent to about 33% of our total revenue in the second quarter of 2012.”

Conference Call / Webcast Announcement

Date: August 9, 2012
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

United States     1-718-354-1231    (Pass code: SMIC)
Hong Kong     852-2475-0994    (Pass code: SMIC)

The call will be webcast live with audio at , or at http://www.media-server.com/m/p/4w439mjh

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

For a complete version of “SMIC Reports 2012 Second Quarter Results” including financial tables, please go to the following link: http://www.prnasia.com/sa/attachment/2012/08/20120808184325924568.1      .pdf

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (“fab”) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2012 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 27, 2012, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:
Investor Relations
+86-21-3861-0000 ext. 12804
ir@smics.com